

April 29, 2003

82-3520

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Toronto Stock Exchange

(via SEDAR)

Dear Mesdames/Sirs,

Corporation: **Pure Gold Minerals Inc.**
Mailing Date: **April 29, 2003**

Pursuant to National Instrument No. 54-101 – Shareholder Communications, we wish to confirm that on the captioned mailing date, the enclosed material listed below was sent by prepaid mail to those shareholders who have requested in writing to be placed on a supplemental mailing list for the receipt of quarterly financial statements.

- Quarterly Report - for 3rd quarter ended February 28, 2003

Yours truly,

PURE GOLD MINERALS INC.

Debra Watkins
Corporate Administrator

cc: *Securities and Exchange Commission - Washington*
Fraser, Milner, Casgrain – Heather Zordel
Dale, Matheson, Carr-Hilton
Computershare Trust Company of Canada – Bernadette Villarica

dlw 5/20

1255 West Pender Street Vancouver, B.C., V6E 2V1
Tel.: (604) 687-2038 Fax. (604) 687-3141

PURE GOLD MINERALS INC.
QUARTERLY REPORT

ISSUER DETAILS:

NAME OF ISSUER:	Pure Gold Minerals Inc.
ADDRESS OF ISSUER:	1255 West Pender Street, Vancouver, B.C., V6E 2V1
TELEPHONE NUMBER OF ISSUER:	(604) 687-2038
CONTACT PERSON:	Carmon Currie
CONTACT PERSON'S POSITION:	Controller
CONTACT PERSON'S TELEPHONE NUMBER:	(604) 687-2038
STATEMENTS FOR QUARTER ENDED:	February 28, 2003
DATE OF REPORT:	April 16, 2003

CERTIFICATE

THE QUARTERLY REPORT ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Donald R. Sheldon NAME OF DIRECTOR	4/24/03 DATE SIGNED
Eugene Beukman NAME OF DIRECTOR	4/24/03 DATE SIGNED

PURE GOLD MINERALS INC.
CONSOLIDATED BALANCE SHEETS
February 28, 2003 and May 31, 2002
(Unaudited)

	Feb 28 2003	May 31 2002
ASSETS		
Current Assets		
Cash	$ 8,022	$ 849,083
GST receivable	17,377	56,266
Marketable securities	254,928	299,915
Due from related parties	-	45,716
Prepaid expenses	8,850	8,500
	289,177	1,259,480
Capital Assets	50,477	51,896
Resource Property Interests (Note 3)	4,843,458	4,256,975
	$ 5,183,112	5,568,351
LIABILITIES		
Current Liabilities		
Accounts payable	$ 24,351	$ 82,660
Capital taxes payable	-	7,435
Due to Related Parties	-	18,224
	24,351	108,319
SHAREHOLDERS' EQUITY		
Share Capital (Note 4)	50,256,976	49,974,754
Contributed Surplus (Note 4)	206,074	-
Deficit	(45,304,289)	(44,514,722)
	5,158,761	5,460,032
	$ 5,183,112	$ 5,568,351

Director

Director

PURE GOLD MINERALS INC.
CONSOLIDATED STATEMENTS OF DEFICIT
For the Nine Months ending February 28, 2003 and 2002
(Unaudited)

	Feb 28 2003	Feb 28 2002
DEFICIT, beginning of period	$ (44,514,722)	$ (38,603,371)
NET LOSS FOR THE PERIOD	(789,567)	(1,012,834)
DEFICIT, end of period	(45,304,289)	(39,616,205)

PURE GOLD MINERALS INC.
CONSOLIDATED STATEMENTS OF LOSS
For the Nine Months ending February 28, 2003 and 2002
(Unaudited)

	3 months Ended Feb 28 2003	9 months Ended Feb 28 2003	3 months Ended Feb 28 2002	9 months Ended Feb 28 2002
ADMINISTRATIVE EXPENSES				
Amortization	$ 3,696	$ 10,915	$ 2,857	$ 8,571
Audit, Accounting & Legal	41,475	127,296	21,050	42,737
Bank & interest charges	92	939	10,704	15,529
Contract services:				
Agreement negotiation	-	38,000	15,000	68,364
Geological services	15,000	45,000	32,500	32,500
General services **(Note 4c)**	206,624	206,624	-	-
Property maintenance	33,000	91,000	21,000	61,000
Regulatory compliance	-	-	39,000	39,000
Listing & share transfer fees	67,802	90,830	97,887	106,854
Management fees	30,000	90,000	30,000	90,000
Office & administration	23,480	47,183	9,487	16,576
Property investigation	-	65,412	-	-
Rent	15,000	45,000	14,967	44,902
Shareholder information & printing	12,416	44,963	8,084	32,558
Travel	2,988	18,487	3,818	17,071
	451,573	921,649	306,354	575,662
LOSS BEFORE OTHER ITEMS	451,573	921,649	306,354	575,662
OTHER ITEMS				
Interest	(3,562)	(4,126)	(728)	(772)
Gain on sale of securities	(54,843)	(103,297)	3,110	3,144
Gain on sale of mineral properties	-	(25,000)	-	-
Writeoff of accounts payable	-	408	-	-
Writedown of mineral properties	(189)	(67)	-	434,800
	(58,594)	(132,082)	2,382	437,172
LOSS FOR PERIOD	392,979	789,567	$ 308,736	$ 1,012,834
LOSS PER SHARE	$ 0.005	$ 0.010	$ 0.004	$ 0.014

PURE GOLD MINERALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Nine Months ending February 28, 2003 and 2002
(Unaudited)

	3 months Ended Feb 28 2003	9 months Ended Feb 28 2003	3 months Ended Feb 28 2002	9 months Ended Feb 28 2002
CASH PROVIDED BY (USED FOR)				
OPERATING ACTIVITIES				
Net loss for the period	$ (392,979)	$ (789,567)	$ (308,736)	$ (1,012,834)
Add Non-Cash Items:				
Amortization	3,696	10,915	2,857	8,571
Gain on sale of securities	(54,843)	(103,297)	3,110	3,144
Stock-based compensation	206,074	206,074		
Writedown of mineral properties	(189)	(67)	-	434,800
	(238,241)	(675,942)	(302,769)	(566,319)
Net change in non-cash working capital items	30,665	8,112	(121,487)	(73,385)
	(207,576)	(667,830)	(424,256)	(639,704)
INVESTING ACTIVITIES				
Mineral property expenditures	(121,132)	(586,416)	(461,345)	(478,596)
Capital assets	(1,143)	(9,496)	-	-
Proceeds on sale of marketable securities	192,153	366,048	-	-
Marketable securities purchased	(104,128)	(225,589)	(8,110)	(16,699)
	(34,250)	(455,453)	(469,455)	(495,295)
FINANCING ACTIVITIES				
Issue of shares	129,222	282,222	2,791,476	3,062,576
	129,222	282,222	2,791,476	3,062,576
INCREASE (DECREASE) IN CASH	(112,604)	(841,061)	1,897,765	1,927,577
CASH, beginning of the period	120,626	849,083	31,360	1,548
CASH, end of period	$ 8,022	$ 8,022	$ 1,929,125	$ 1,929,125

PURE GOLD MINERALS INC.
NOTES TO FINANCIAL STATEMENTS
For the Nine Months ending February 28, 2003 and 2002
(Unaudited)

1. Consolidation

These financial statements include the accounts of the Company's wholly owned subsidiaries, Pure Gold Minerals (Alberta) Inc. and Pure Gold Minerals (Northwest Territories) Inc.

2. Accounting Policies

These interim financial statements should be read in conjunction with the annual financial statements as at May 31, 2002. The accounting policies and methods have not changed except for the addition of:

Stock-based compensation

Effective June 1, 2002, the Company has adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and other stock-based payments.

Under the new recommendations, all stock-based awards made to non-employees are measured and recognized using the fair-value method. The standard also encourages the use of the fair-value method for direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets made to employees. The Company has adopted the fair-value method for all stock-based compensation to employees and consultants.

3. Resource Property Interests

Resource properties are segregated into areas of interest comprised of the following:

	Net Beginning of year	Additions Current Year	Written off Current Year	2002 Net
	$	$	$	$
Acquisition costs:				
Ontario	5,000	(6,930)		(1,930)
Quebec	325,625	63,000		388,625
Alberta	-	-		-
Northwest Territories	606,475	9,999		616,474
	937,100	66,069	-	1,003,169
Deferred exploration expenditures:				
Ontario	1,200	-		1,200
Quebec	384,775	212,986		597,761
Alberta	1,765,725	155,828		1,921,553
Northwest Territories	1,168,175	151,600		1,319,775
	3,319,875	520,414	-	3,840,289
	4,256,975	586,483	-	4,843,458

PURE GOLD MINERALS INC.
NOTES TO FINANCIAL STATEMENTS
For the Nine Months ending February 28, 2003 and 2002
(Unaudited)

4. Share Capital

a) Authorized

The authorized capital of the Company consists of an unlimited number of common shares without par value.

b) Issued

	2003		2002	
	Number of Common Shares	$ Amount	Number of Common Shares	$ Amount
Balance, beginning of period	72,641,502	49,974,754	47,787,183	46,668,303
Issued for cash				
Options exercised	1,350,000	135,000	3,051,412	358,631
Conversion of warrants	1,187,500	112,812	2,261,907	72,350
Private Placements (net of financing costs)	-	-	18,166,000	2,631,595
Rights Offering - Financing Costs	-	(8,590)		
Issued for properties				
Quebec claims	250,000	43,000	-	-
Balance, end of period	75,429,002	50,256,976	71,266,502	49,730,879

c) Stock-based compensation

An amount of $206,074 has been recorded as stock-based compensation in contributed surplus, in respect of stock options granted and repriced.

The stock-based compensation was calculated using the Black Scholes Model with the following weighted average assumptions:
- risk free interest rate of 3%, expected life of 5 years, expected volatility of 79% and expected dividends of zero.

5. Subsequent Events

Subsequent to the period end the Company completed a Rights Offering. 9,278,937 units were issued at a price of $0.08 per unit for total proceeds of $742,315. The offering included 5,213,743 flow-through units and 4,065,194 non-flow-through units. Each flow-through unit consists of one flow-through common share and one-half of one Series H warrant. Each non-flow-through unit consists of one common share and one Series H warrant. One whole Series H warrant is required to purchase one common share at a price of $0.10 until March 14, 2004.

Description of Business

Pure Gold Minerals Inc. (the "Corporation") is extra-provincially registered in the provinces of Alberta, British Columbia, Québec, the Northwest Territories and Nunavut. The Corporation has two wholly-owned subsidiaries: Pure Gold Minerals (Alberta) Inc., and Pure Gold Minerals (Northwest Territories) Inc., each of which are dormant or non trading.

Pure Gold Minerals Inc. (the "Corporation") is extra-provincially registered in the provinces of Alberta, British Columbia, Québec, the Northwest Territories and Nunavut. The Corporation has two wholly-owned subsidiaries: Pure Gold Minerals (Alberta) Inc., and Pure Gold Minerals (Northwest Territories) Inc., each of which are dormant or non trading.

The Corporation is a resource exploration company which holds a 10% interest in approximately 577,000 acres of diamond exploration property in Alberta, including a 10% interest in the Buffalo Hills Property, site of the discovery of 38 kimberlites, many of which have been found to be diamondiferous, and a 10% interest in the Joint Venture Lands, both of which interests are the subject of a joint venture arrangement with Ashton Mining Canada Inc. ("Ashton") and EnCana Corporation ("EnCana") (formerly Alberta Energy Company Limited), covering the Peace River Arch underlain by the Buffalo Head Craton.

In December 2002 the Alberta joint venture approved the 2003 exploration program for the Buffalo Hills property. The program, which was completed by the end of March, included drilling of 3 high priority geophysical anomalies and an extension of the K-6 kimberlite, ground geophysical surveys and limited heavy mineral sampling.

The Corporation also holds approximately 10 - 13% interest in the Slave Regional Joint Venture, a joint venture arrangement with Ashton, in approximately 590,000 acres of diamond exploration property in Nunavut and the Northwest Territories.

In December 2002 the Corporation elected to participate in the 2003 exploration program under the Slave Joint Venture. The program has an estimated budget of $2,000,000, with most of the work being conducted on properties in the Coronation Gulf region of Nunavut where 11 diamondiferous kimberlites have been identified since 1999. This program commences in late March and is expected to be completed in early May.

The Corporation has reduced its interest in the Northwest Territories/Nunavut and Alberta programs through work commitments by its partners. This has enabled the Corporation to maintain participation in the programs. The Corporation has no producing properties and as such, has no operating income or cash flow. Operations are primarily funded by equity subscriptions.

During the most recent fiscal year ended May 31, 2002, the Corporation had acquired interests ranging from 50% to 100% in approximately 100,000 acres of diamond exploration property in the Otish Mountains region of Quebec. Based on the review of the results from exploration in 2002 the Corporation elected to retain a 10% working interest carried to production on all the properties it had rights to in the Otish Mountains.

As of February 28, 2003 there were 75,429,002 Common Shares issued and outstanding. The Common Shares of the Corporation are listed and posted for trading on the Toronto Stock Exchange under the symbol "PUG".

Exploration Review

Northwest Territories/Nunavut

Ashton continues to explore the Joint Venture lands on Pure Gold's behalf. Although Artemisia results were disappointing, the Joint Venture has numerous other targets in the area and the planned 2003 program will include drilling of at least 5 or 6 targets defined by indicator sampling and geophysical surveys.

Slave Regional Joint Venture – Lawsuit

On May 28, 2002, the Corporation and its subsidiary, Pure Gold Minerals (Northwest Territories) Inc., filed a writ of summons and issued a statement of claim against Ashton and Ashton Mining (Northwest Territories) Ltd. in the Supreme Court of British Columbia, in respect of the Slave Regional Joint Venture. The Corporation launched the lawsuit in order to clarify what properties should be governed by the Slave Regional Joint Venture and what percentage the Corporation owns in each of the properties. The Corporation is also suing for access to a full accounting of each property.

It is the Corporation's position that Ashton had a fiduciary duty, as Operator, to represent Pure Gold's interest in a favorable manner.

Alberta Joint Venture – Buffalo Hills Project

Over the past year, exploration continued on the Buffalo Hills project through the Joint Venture with Ashton and EnCana. Following additional detailed ground geophysics, delineation drilling of K252 and additional drilling of K6 was completed. An airborne electromagnetic survey was also completed over a large area of the property.

The interpretation and processing of an airborne electromagnetic (EM) survey flown in the spring over an expanded area of the Buffalo Hills project has resulted in the identification of a number of new electromagnetic anomalies. These anomalies were not identified by previous magnetic surveys. The EM survey was completed to follow-up on the discovery of the K252 kimberlite, which, as previously announced, currently has the highest diamond recoveries in the Buffalo Hills at 55 carats per hundred tonnes. K252 was discovered through testing an EM anomaly, and has no significant associated magnetic signature. All previous discoveries were based on magnetic anomalies. The unique nature and the high diamond content of K252 have served to refocus exploration within the Buffalo Hills property.

The recently completed winter program included diamond drill testing of three new geophysical anomalies and a new area defined within the K-6 kimberlite complex. The drilling was successful in discovering two new kimberlites, K296 and K300. The drilling of K-6 also identified an additional area of kimberlite. The final results from the winter program are expected by June 2003.

Otish Mountains Region, Quebec

The results of the diamond indicator mineral analysis of the H1 discovery, Tichégami River property, have confirmed that the intrusive breccia is kimberlitic in composition. Ongoing interpretation of both airborne and ground geophysics has confirmed that there are a number of kimberlite target anomalies in the vicinity of the H1 discovery. Diamond drilling of these kimberlite target anomalies during the summer 2002 program, led to the discovery of a second kimberlitic intrusive breccia – the H2. The discovery drill hole was located on a well-defined airborne and ground magnetic anomaly approximately 350 meters southeast of the H1 kimberlitic pipe.

Initial results from the caustic fusion analysis for micro diamonds of the H-2 kimberlite discovery, recovered one micro diamond from a 23.15 kg sample from one of the phases of this complex kimberlite. The H-2 kimberlite was discovered within the Tichégami River Property, one of three contiguous properties that form the 90,000-acre Beaver Lake diamond project. Pure Gold is earning a 60% interest in the Tichégami River property from Ditem Explorations Inc. of Montreal. Pure Gold completed a review of the results of the kimberlite indicator analysis from this kimberlite and from till samples collected during the summer program.

Following the review of all available data, the Corporation elected to retain a 10% working interest carried to production in all the Beaver Lake diamond project lands. This is an excellent agreement as it allows the Corporation to retain an interest in all the lands even though it had not complete its obligations under the terms of the option agreement. Ditem is planning to conduct further exploration, including drilling, in 2003.

Discussion of Operations and Financial Condition

The Corporation's working capital as at February 28, 2003 was $264,826 compared with $1,151,161 as at May 31, 2002.

The Corporation had a net loss of $789,567 for the nine months ended February 28, 2003 compared with $1,102,834 in the 2002 period. The higher loss in 2002 was a result of the write-down of mineral properties.

Liquidity and Capital Resources

During the nine month period, cash resources decreased by $841,061 compared to an increase of $1,927,577 in the 2002 period. Expenditures for operating activities were $675,942 (2001 - $566,319) and mineral properties were $586,416 (2001 - $478,596). The Corporation raised $247,812 in capital by issuing shares for options and warrants, and $140,459 on proceeds from the sale of marketable securities. Working capital as at February 28, 2003 was $264,826 (2002 - $1,816,042).

Mineral property expenditures were $66,069 in acquisition costs and $520,414 in deferred exploration expenditures. Exploration was conducted on the Corporation's properties in Quebec, Northwest Territories, and Alberta.

As at February 28, 2003, the Corporation had paid up capital of $50,256,976 (2001 - $49,974,754), representing 75,429,002 common shares without par value, $206,074 of contributed surplus, and a deficit of $45,304,289 resulting in a shareholders' equity of $5,158,761.

Subsequent Events - Finance

The Corporation's Rights Offering to its shareholders who are resident in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario, closed on March 13, 2003. The Offering was fully subscribed, with a total of 5,213,743 flow-through units and 4,065,194 non-flow-through units (the "Units") purchased at a price of $0.08 per unit for total proceeds of $742,315. Each flow-through unit consists of one flow-through common share and one-half of one Series H warrant. Each non-flow-through unit consists of one common share and one Series H warrant. One whole Series H warrant is required to purchase one common share at a price of $0.10 until March 14, 2004. The Company received over-subscriptions for in excess of 4,300,000 Units.

The Corporation wishes to thank its shareholders who participated and contributed to the success of its Rights Offering and joins in their wishes for a successful exploration year ahead.

Overview

The Corporation has no current commercial operations. As a result, it will have to obtain financing from the equities market to maintain its property interests and to pay general and administrative expenses. In light of ever-changing financial markets, there is no assurance that funding by equity financing will be possible when required by the Corporation.

Nunavut: Exploration in 2002 on the North Slave Joint Venture included –

- An airborne EM survey over the Kim and Vic properties;
- Collecting and analyzing an initial bulk sample from the Artemisia kimberlite and drill testing the Thrift kimberlite;
- Ground geophysics; and
- Heavy mineral sampling as a follow-up to both the airborne survey and previous exploration results throughout the Joint Venture's holdings in the Coronation Gulf region.

The sampling of the Artemisia and Thrift kimberlites, while not economically significant, returned encouraging diamond counts and exploration in 2003 will continue the process of evaluating new targets.

Alberta: In the Buffalo Hills project, an airborne EM geophysical survey was completed over a large additional area of the property. This additional survey was undertaken because drilling an EM anomaly with no magnetic anomaly discovered the K252 kimberlite. This higher-grade kimberlite was the first discovered using EM. Exploration in 2003 will continue to focus on evaluating anomalies identified by this survey and evaluate the new kimberlite discoveries, K296 and K300.

Quebec: Exploration on the Beaver Lake project in 2002 resulted in the discovery of two new kimberlites and the identification of new targets throughout the 90,000-acre project area. The Corporation was the only company to have discovered a kimberlite in the Otish Mountains in 2002, other than the Ashton/Soquem joint venture. The recovery of one micro diamond from the H2 kimberlite is encouraging and further laboratory studies of this kimberlite were completed. The Corporation subsequently elected to retain a 10% carried working interest in all the Beaver Lake lands. Future exploration by Ditem Explorations Inc. in 2003 is expected to include ground geophysics, heavy mineral sampling and diamond drilling.

On behalf of:

Pure Gold Minerals Inc.

Donald R. Sheldon
President